UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on August 1, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: August 2, 2011	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: August 1, 2011
URL: http://www.komatsu.com/
Regarding the Determination of the Subscription Amount of Stock Acquisition Rights
as “Stock Based Remuneration” to Company Directors
Komatsu Ltd. (hereinafter “Company”) hereby makes the following announcement: the subscription amount of the stock acquisition rights to be issued as “Stock-Based Remuneration” (hereinafter “Stock Acquisition Rights”) to its directors and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 13, 2011.
[Description]
1.	Total number of the Stock Acquisition Rights: 872 rights

2.	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights: The shares to be issued for the Stock Acquisition Rights shall be ordinary shares. 87,200 shares

3.	Persons to whom Stock Acquisition Rights shall be granted (“Grantee”): Ten directors of the Company

4.
Subscription amount to be paid for each Stock Acquisition Right (“The subscription amount”):
226,800 yen (The subscription amount of each share: 2,268 yen)
However, no payment of money should be required.

[Reference]
(1)	Date of the resolution of shareholders at the 141th Ordinary General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights: June 23, 2010

(2)	Date of the resolution of the Board of Directors resolving the details of the terms and conditions of the issuance of the Stock Acquisition Rights: July 13, 2011

(4)	Allotment date of the Stock Acquisition Rights (Issue Date): August 1, 2011

(5)	Exercise period for the Stock Acquisition Rights: From August 1, 2014 to July 31, 2019
(end)

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